Exhibit 11.1

PERSONAL ACCOUNT DEALING POLICY – DEUTSCHE BANK GROUP

1. Scope

This policy sets the minimum standards regarding the controls and prohibitions of personal investment and trading activity. 1

This policy applies to all Employees and Contingent Worker Resources (CWRs). DB Sponsors of CWRs must familiarise themselves with the requirements of this policy, must instruct their CWRs that it applies to them, and must exercise their supervisory duties accordingly.

This policy is supplemented by, and must be read in conjunction with, the Personal Account Dealing Procedure – Deutsche Bank Group.

Training on this policy is regularly conducted as part of the Bank’s mandatory training curriculum which is deployed to all Employees globally.

Employees who do not follow the obligations of this policy could be subject to a Red Flag. More information can be found on the Red Flags myDB site.

Employees are required to use the Employee Compliance Disclosure Systems to submit all disclosures that are required under this policy, unless notified otherwise.

The requirements of this policy are applicable to Employees for the duration of their employment, including if they are on leave. DB Group is not liable, and Employees will not be compensated for any financial disadvantage or loss arising from the application of this policy.

Capitalised terms have the meaning ascribed to them in the section Glossary .

1.1. Exceptions to Policy Requirements and Escalations

Any exceptions to this policy must be submitted to the Global Head of Employee Compliance or their delegate for consideration. Compliance teams will escalate such requests to the Global Head of Employee Compliance.

1 The Compliance Risk Type Guidelines – Global sets out the minimum control standards related to the risk type(s) addressed by this policy.

2. Requirements for All Employees

Requirements under section 2 apply to all Employees.

2.1. Investment Restrictions

2.1.1. Confidential Information and Inside Information

Employees must comply with the Policy for Using and Handling Client Confidential, Deutsche Bank Proprietary and Inside Information – Deutsche Bank Group and must not transact in any financial instrument of any issuer while in the possession of Inside Information or client or third party Confidential Information and certain types of DB Confidential Information, (e.g., where a DB restricted list is created), whether the information was obtained by way of their DB employment or otherwise.

Employees are prohibited from engaging in Market Abuse, which includes the use of Inside Information to acquire, dispose of, cancel or amend an order concerning a financial instrument or attempting to do so.

2.1.2. DB Roles and Responsibilities

Employees must comply with the Conflicts of Interest Policy – Deutsche Bank Group and are not permitted to execute Personal Transactions based on any information gained by the Employee as a result of their DB roles and responsibilities. This includes, but is not limited to, any activity that the Employee is involved in as part of their role at DB, any information gained by way of coverage of existing or prospective clients and any DB Group trading positions or research.

Employees must consider any actual or perceived conflict that they may have, or that may arise, with DB Group or its clients and, in the event of, a conflict between the Employee’s personal investments, the activities of DB Group’s clients and DB Group shall take precedence.

Employee’s Personal Transactions must not impact their roles and responsibilities of DB Group which includes avoiding frequent trading.

2.1.3. Prohibited Personal Transactions

Employees and their Related Parties are prohibited from:

Trading any financial instruments of companies/issuers listed on the Restricted List (Covered Employees only)

― Trading DB/DWS Shares during Restricted Periods

― Trading speculatively

― Trading derivatives of DB Group underliers (e.g., DB Shares and DWS Shares)

― Trading non-DB Group derivatives, unless the transaction is for a legitimate, risk proportionate hedging strategy. Employees must be fully covered by holding the physical asset

― Front-Running or Piggy-Backing

― Undertaking Market Timing strategies

― Undertaking Short Positions

― Financial Spread-Betting and binary options

― Entering into Contracts for Difference (CFDs)

― Day Trading

― Joint or co-ordinated decisions to invest between Employees

― Forming or joining Investment Clubs

Placing Good Till Cancelled orders for any instruments requiring preclearance

Establishing Regular Savings Plans in Financial instruments that require preclearance

Stock Borrowing and Stock Lending

Participating in Initial Public Offerings (IPOs) where DB Group is involved (Covered Employees only)

2.1.3.1. Japan Employees

Employees located in Japan are prohibited from:

Trading in any derivatives

Executing Margin Transactions

2.1.3.2. US Employees

Employees located in the US and their Related Parties are prohibited from participating in IPOs

2.1.4. Trading Restrictions

Compliance can impose Employee trading restrictions or controls on financial instruments at any time and these can be applicable to all Employees or certain Employees, regardless of whether the Employee has Inside Information, Confidential Information or information arising from their DB roles and responsibilities in the financial instrument or issuer.

2.2. Attestation

Employees are required to complete an Initial Attestation and any further periodic attestations to confirm the accuracy and completeness of disclosures and/or to confirm the ongoing adherence to the obligations set out in this policy. Employees must complete attestations within the timeframe notified to them by Compliance.

2.3. Employee’s Related Parties

Requirements in this policy extend to Related Parties. Employees must inform Related Parties of the requirements set out in this policy (including any subsequent changes) and ensure compliance.

2.4. Private Investment Transactions (PITs)

Employees must disclose existing PITs over which they either have influence or control, any trading authority, investment discretion or other Beneficial Ownership, whether held in their own name or the name of another person/entity.

Employees must disclose existing PITs over which their Related Party has either influence or control, any trading authority, investment discretion or other Beneficial Ownership, whether held in the Related Party’s name or the name of another person/entity.

This requirement does not apply to Related Parties in the following countries, whether held in their own name or the name of another person/entity, unless the Covered Employee has influence or control, any trading authority, investment discretion or other Beneficial Ownership:

― Austria, Brazil, Germany, Italy, Luxembourg, Mexico, Netherlands, Russia, Spain, Sweden, Switzerland.

Employees must disclose PITs and provide any requested evidence within the timeframe notified to them by Compliance.

Employees must preclear new PITs as set out in section 3.5.

If a pre-existing PIT is declined, Covered Employees must:

― initiate the exit the PIT within the timeframe notified to them by Compliance; and

― provide written evidence of the termination via the Employee Compliance Disclosure Systems

2.5. Policy Violations

Violations will be issued to Employees if they fail to adhere to the requirements set out in this policy.

Violations may result in the issuance of Red Flags where an Employee is subject to Red Flags.

3. Additional Requirements for Covered Employees

Section 3 applies only to Employees who are designated as Covered Employees and their Related Parties. Covered Employees are more likely to come into possession of Inside Information or Confidential Information, where greater oversight is required when undertaking Personal Transactions.

Employees are Covered Employees if they are classified as ‘Full PAD Applicable: Yes’ as shown on their ETRA Profile under the ‘My Details’ tab.

Covered Employees include (non-exhaustive) Employees who are:

― Client Private

― DB Private

― Licenced Employees

― Designated as such by Compliance in consultation with Business Line Compliance and/or Units

Details of Covered Employees can be found [here].

3.1. Holding Periods

Covered Employees and their Related Parties must hold any financial instrument that requires preclearance for a minimum of 30 calendar days on a Last in First Out (LIFO) basis.

3.1.1. India Designated Persons Holding Period

Covered Employees who are India Designated Persons and their Related Parties must not Contra Trade and are required to hold any financial instruments listed on an Indian stock exchange for 6 months.

3.2. Prohibition on Purchasing Single Name Listed Company Instruments

Covered Employees in the Origination and Advisory Unit of the Investment Bank (excluding Employees who are designated as both Client public and DB public) and their Related Parties are prohibited from purchasing Single Name Listed Company Instruments within Self-Directed Trading Accounts. The prohibition includes:

― Purchasing Narrow Based ETPs containing any Single Name Listed Company Instruments

― Participation in IPOs

― Purchasing listed instruments issued by an entity that is unlisted

3.3. Trading Account Disclosure Requirements

Covered Employees must disclose Trading Accounts (both Self Directed Trading Accounts and Third Party Managed Accounts) within 30 days of:

― being assigned an Initial Attestation

― opening a Trading Account

― a Trading Account becoming a disclosable account per this policy (e.g., following marriage)

Disclosure of Trading Accounts includes those that are empty/dormant.

3.3.1. Trading Accounts that Require Disclosure

Covered Employees must disclose any Trading Account over which they either have influence or control, any trading authority, investment discretion or other Beneficial Ownership, whether held in their own name or the name of another person/entity.

Covered Employees must disclose any Trading Account over which their Related Party has either influence or control, any trading authority, investment discretion or other Beneficial Ownership, whether held in the Related Party’s name or the name of another person/entity.

This requirement does not apply to Related Parties in the following countries, whether held in their own name or the name of another person/entity, unless the Covered Employee has influence or control, any trading authority, investment discretion or other Beneficial Ownership:

― EMEA: Austria, Germany, Italy, Luxembourg, Netherlands, Russia, Spain, Sweden, Switzerland

― Americas: Brazil, Mexico

3.3.1.1. Third Party Managed Accounts

Covered Employees must provide documentation upon request within the timeframe set by Compliance to evidence that Third Party Managed Accounts are managed on a fully discretionary basis.

3.3.2. Accounts that do not Require Disclosure

The following accounts do not require disclosure:

― Trading Accounts that are restricted only to holding or transacting in financial instruments which do not require preclearance as defined in section 3.5.1.

― Trading Accounts that can only hold investments from a pre-defined selection of funds where Employees make no investment decisions other than to select a risk appetite or percentage allocation (e.g., employer pension schemes, college savings accounts, health savings accounts, insurance policy accounts, dbZeitinvest scheme)

― Accounts that are restricted only to hold cash or cash equivalents (e.g., checking, savings and current accounts that cannot hold financial instruments, premium bonds, certificates of deposit, bank deposit programmes).

3.3.3. Designated Broker Requirements

Covered Employees and their Related Parties in the following countries must maintain Self-Directed Trading Accounts with a Designated Broker:

― Brazil

― Japan

― United States of America

Covered Employees in these countries who have Self-Directed Trading Accounts with a non-designated broker must either transfer account holdings to a Designated Broker or liquidate the account, with preclearance where required, and subsequently close the account within the timeframe set by Compliance.

Details of Designated Brokers can be found [here].

3.3.3.1. South Korea Covered Employees

The following Covered Employees in South Korea are required to hold a single Trading Account with a broker located in South Korea only and all trading activity must be executed via this single account:

― Covered Employees in Deutsche Bank AG, Filiale Seoul who engage in “financial investment business” as defined in the Financial Investment Services and Capital Markets Act (FSCMA).

― Covered Employees in Deutsche Securities Korea Co. and Related Parties of Covered Employees in Origination and Advisory.

3.4. Account Transaction Details

Covered Employee’s Trading Accounts in scope of this policy are subject to monitoring. As instructed by Compliance, Employees are required to provide Personal Transaction details (e.g., trade confirmations and /or statements) of their disclosable Trading Accounts.

Regardless of whether transactions were executed, Covered Employees must provide statements, trade confirmations or any other supporting documentation upon request within the timeframe set by Compliance.

3.5. Preclearance

Covered Employees are required to seek preclearance approval for Personal Transactions over which they, or their Related Parties, have exerted influence or control, any trading authority, investment discretion or have other Beneficial Ownership.

Covered Employees in the following countries are not required to seek preclearance approval for Personal Transactions where their Related Parties have either exerted influence or control, any trading authority or investment discretion, or have other Beneficial Ownership provided the Covered Employee has no prior knowledge of the Personal Transaction and the Personal Transaction is not executed on behalf of the Covered Employee or within a Trading Account in the Covered Employee’s sole or joint name.

― EU Countries, UK, Switzerland

Preclearance approval must be received from Compliance prior to:

― Instruction or execution of a Personal Transaction

― Additional investment into an existing holding

― Modification of an existing holding

Covered Employees must execute Personal Transactions within the time period stated on the approval notification from Compliance.

3.5.1. Preclearance Exemptions

Covered Employees must obtain preclearance for all Personal Transactions except for:

Any Personal Transactions in the below, including any derivatives referencing the below:

― Open End Mutual Funds

― Broad Based ETPs  (excluding Covered Employees in Research and Access Persons who must seek preclearance)

― Government Bonds issued by G20 Countries

― Digital Currency/Cryptocurrency

― Foreign Exchange

― Exchange Traded Commodities (ETC)

― Structured products based on an index or financial instruments based on an index

― Singapore Savings Bonds

Any Personal Transactions in:

― Disclosed Third Party Managed Accounts

Any Transactions where there are:

― Transfers between the Covered Employee’s and Related Parties’ disclosed Trading Accounts

― Receipt of shares by way of:

○ Dividend Reinvestment Plans (DRIPs)

○ Employer share purchase plans (e.g., DB Group Plans)

○ Compensation awards

○ Inheritance

― Electing to exercise rights accrued under a corporate action based on existing holdings (e.g., rights issues and tender offers, stock dividends/bonus issues, stock splits, spin offs)

― Exercise of physically or cash settled listed Options or Warrants

― Conversion, for example of Convertible Bonds, or loans

Examples of preclearable and non preclearable personal transactions can be found [here].

3.5.2. Foreign Exchange (FX) Requirements for Covered Employees primarily involved in FX

Covered Employees who are responsible for sales, structuring or trading of FX products (including spot FX) or who have regular access to client/house FX and/or flow position are prohibited from executing FX transactions for currency investment.

Certain FX transactions are permissible for these Covered Employees up to a cumulative total of €250,000 per calendar month. FX Transactions exceeding this limit require approval from Business Line Compliance and the MD level supervisor.

The following FX transactions are permissible:

― Transactions entered into for the management or administration of an Employees personal finances and domestic arrangements

― FX Transactions directly related to a Covered Employees personal securities transactions in non-home currency at either an individual asset or portfolio level

― Transactions to hedge currency exposure relating to holdings of underlying investments

― Transactions designed to hedge currency exposures relating to the sale of vesting DB Shares, which are subject to specific rules relating to the award and vesting of such securities

― Currency for personal or business travel.

For clarity, the above restrictions do not apply to FX transactions executed by a Covered Employee whose day-to-day activities only incidentally involve FX (so long as they do not have regular access to client / house FX and/or flow or position information).

4. Business Signatory Officer (BSO) Responsibilities

BSOs are responsible for reviewing Employees’ preclearance requests for:

― Prohibitions set out in this policy

― Any actual or perceived conflict with the employee’s role at DB Group.

BSOs may not review a request from an Employee where they currently have or are considering making the same investment unless the product or financial instrument is widely traded.

BSOs can find additional details on BSO requirements [here].

3.5.1. BSOs for Employees Located in Belgium

BSOs are not required to review preclearance requests for Covered Employees located in Belgium.

5. Glossary

Term	Definition
Beneficial Ownership	The opportunity to directly or indirectly profit from a Personal Transaction or bear the risk of any associated loss following a Personal Transaction
Broad Based ETP	An Exchange Traded Product with a basket of securities/assets which has 21 constituents or more
Business Allocation Plan	Documents the allocation of responsibilities amongst the members of the Management Board of DB AG
Business Signatory Officer (BSO)	Generally, the BSO is the first Supervisor (of corporate title of Vice President or higher) in the supervisory structure of the employee.
Confidential Information

Defined in the Policy for Using and Handling Client Confidential, Deutsche Bank Proprietary and Inside Information – Deutsche Bank Group as any information received or created by DB Group which is not in the public domain and there is an expectation, either contractually, regulatory or otherwise, that the information remains private. Confidential Information includes Inside Information, Proprietary Information and Third Party Information

Contingent Worker Resource (CWR)

A Contingent Worker Resource is a member of the workforce who does not have an employer-employee legal relationship with DB Group. These individuals were often formerly known as “externals”. CWR include non-employees engaged through a third party and are captured in the HR System as they have System / Facility Access

Contra Trade

A trade or transaction which involves buying or selling any number of shares of a company and within 6 months, trading or transacting in an opposite transaction involving sell or buy following the prior transaction

Contracts for Difference (CFDs)	A contract for difference is a speculative financial derivative product that pays the difference in settlement price between the opening and closing of a trade
Covered Employee	An Employee who is subject to all Personal Account Dealing Policy requirements as set out in section 3
Day Trading	Buying and selling (or vice versa) the same financial instrument within the same trading day
DB AG	Deutsche Bank AG including its branches and representative offices
DB Group	DB AG and Legal Entities in which DB AG (directly or indirectly) holds an equity or voting capital share of more than 50% or controls them legally otherwise
DB Group Plan	A DB share purchase plan offered to employees. This includes Global Share Purchase Plan (GSPP) and Employee Share Ownership Plan (ESOP)
DB Shares	DB common stock or equity, DB bonds, or any other product (e.g. a warrant) with DB common stock or DB bonds as the underlying financial instrument.
Designated Broker	A broker that has an agreement with DB Group to provide account transaction details direct to DB Group for Employee Trading Accounts
DWS	DWS Group GmbH & Co KGaA and/or its group affiliates
DWS Shares	DWS common stock, equity, bonds or other products with DWS common stock or bonds as the underlying instrument
Employee	Any individual with an employment contract directly with a Legal Entity of DB Group

Exchange Traded Product	Exchange Traded Product (ETP) is a term used to collectively refer to Exchange Traded Notes (ETNs) and Exchange Traded Funds (ETFs)
Family Members	Spouse, civil partner, domestic partner, children, stepchildren, parent, parent-in-law, sibling, sibling in-law, grandparent, aunt, uncle, nephew or niece.
Financial Spread Betting	Speculation that involves placing a bet on the price movement of a security
Financially Responsible	Employee provides financial assistance (solely or jointly with others) for general living expenses
Front-Running	Trading ahead of or in tandem with customer or DB Group orders or research
Good Till Cancelled Orders	An order to buy or sell a security at a specified price that remains active until it is either rescinded by the investor or the trade is executed
G20 Government Bonds

A government issued bond, Treasury Note or Treasury Bill issued by one of the Group of 20 (G20) countries (Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Republic of Korea, Mexico, Russia, Saudi Arabia, South Africa, Switzerland, Turkey, the United Kingdom, the United States and the European Union)

India Designated Persons

In respect of Deutsche Equities India Private Limited, Deutsche Investments India Private Limited and all branches of DB AG in India:

All Employees designated as Client Private;

Employees designated as Client Public who are Managing Directors and Directors; and

Any Employee who is wall crossed/deal logged for a particular deal/transaction

Infrastructure	An organisational area within DB Group other than a corporate division, as per the DB Business Allocation Plan
Initial Attestation	The attestation sent to an Employee upon commencing their employment with DB or are made subject to any additional requirements of the policy
Initial Public Offering	Offering a company’s stock on a public exchange for the first time
Inside Information

Defined in the Policy for Using and Handling Client Confidential, Deutsche Bank Proprietary and Inside Information – Deutsche Bank Groupas precise information, not publicly available which relates directly or indirectly to one or more issuer or financial instrument, which, if publicly known, would likely have significant effect on the price of a publicly traded instrument

Investment Club	A group of people, company or similar with the purpose of pooling money and investing based on group investment decisions
Legal Entity	DB AG and / or any of its Subsidiaries
Last in First Out (LIFO)

The basis on which holding periods are calculated. Employees cannot enter into a sell transaction for a financial instrument in any Self-Directed Trading Account or PIT until they have held the latest purchase for the required minimum holding period

Management Board [of DB AG]	Governing body of DB AG responsible for managing DB AG
Market Abuse	Inappropriate market conduct that includes a variety of behaviours which undermine fairness, efficiency, and confidence in the financial markets, such as insider dealing and market manipulation

Market Timing	A trading strategy including moving in and out of the market to take advantage of short-term changes in prices
Narrow Based ETP	An Exchange Traded Product with a basket of securities/assets which has 20 constituents or less
Open End Mutual Fund

A collective fund of diverse investments that does not have any restriction on the number of shares it can issue and is typically issued to the public. Examples include Open Ended Investment Company (OEIC) and Société d'investissement à Capital Variable (SICAV). This excludes any PIT fund

Option

A financial instrument that offers the buyer the right, but not the obligation to buy (call option) or sell (put option) the underlying asset at an agreed upon price during a certain period of time or on a specific date

Over-the-counter (OTC) Derivatives	A financial contract that does not trade on an exchange with minimal intermediation or regulation
Personal Transaction	Any purchases, sales or transfers (including gifts, received or given) of any PIT or financial instrument that is publicly traded
Piggy-Backing	Trading in unison with or immediately after customer or DB Group orders
PIT

A PIT is a financial investment or product that is either not listed or, if listed, cannot be traded on any exchange. It includes all hedge funds, other unlisted funds (excluding Open End Mutual Funds), private equity, direct investment in their own or a third party’s business, starting a personal business or investing capital in a business of any sort

Proprietary Information

Defined in the Policy for Using and Handling Client Confidential, Deutsche Bank Proprietary and Inside Information – Deutsche Bank Group as Information concerning DB Group’s business and operations, its clients (including any information provided by its clients), intellectual property, credit analysis, proprietary software and other tangible or intangible material of any nature that is created by Employees to which other Employees may otherwise have access. It also includes trading positions of DB Group, confidential analysis of companies, industries or economic forecasts, pending investigations and regulatory matters and information transmitted through internal communications platforms such as emails, internal broadcasts, squawk boxes (hoot), and DB Group’s intranet websites. Certain Proprietary Information may also be Inside Information.

Red Flags

DB Group monitors in-scope employees’ adherence to certain risk-related policies and control processes. A violation of a Red Flags relevant policy or process means that an employee may be assigned a Red Flag. Individual’s Red Flag results are considered in promotion, compensation and performance management decisions

Related Parties

All Countries:

● Spouses, domestic partners, or spousal equivalents

Additional country specific requirements detailed below:

US, Canada, EMEA, Germany, UK

● Children or stepchildren for whom the Covered Employee is Financially Responsible

● Any Family Members of the Covered Employee who have resided in the same household for at least one year prior to the Personal Transaction

APAC

● Any Family Member for whom the Covered Employee is Financially Responsible

Restricted List

The Restricted list is a list of issuers involved in pending transactions that have been publicly announced where DB Group has a role and about which DB Group may have, or appear to have, Inside Information

Singapore Savings Bonds

A special type of Singapore Government Security that is issued by the Government of Singapore for individual investors, which is not listed on an exchange, cannot be traded in the open market or pledged as collateral, and can be fully redeemed in any given month

Self-Directed Trading Account	Trading Accounts over which the account holder has the ability to influence, execute, and instruct Personal Transactions
Short Positions	Selling financial instruments that are not owned in the expectation that falling prices will enable them to be bought at a profit before they have to be delivered
Single Name Listed Company Instrument	This includes all equities, bonds, warrants, any other financial instruments issued by a listed company, or third-party products referencing such instruments, or any related derivatives
Stock Borrowing	The temporary transfer of a financial instrument from an Employee to a borrower for a fee
Stock Lending	The practice of an Employee loaning shares of financial instruments to a third party
Subsidiary

Companies established pursuant to local laws and regulations of which Deutsche Bank AG is the direct or indirect parent company with majority participation. This will include any branches and representative offices of these Subsidiaries

DB Sponsor	The legal or functional manager of an employee or the assignment sponsor for CWRs
Third Party Information	Information received or obtained from clients, advisors, agents, consultants, distributors, joint ventures, representatives, vendors and Employees of Deutsche Bank in the course of business
Third Party Managed Account

An investment account where all decisions and activities are carried out by a professional account manager/broker based on a documented agreement and the Employee or Related Party has no ability to directly or indirectly influence or control any transactions or investment decisions. Third-Party Managed Accounts may not be managed by Family Members or Related Parties

Trading Account

Any investment account (including any individual sub-account) that has the ability to hold or execute a Personal Transaction in financial instruments in Third Party Managed Accounts and Self-Directed Trading Accounts

Unit	Refers to the organisational areas within DB Group, such as corporate divisions and Infrastructure functions, as per the DB Business Allocation Plan
Warrant	A financial instrument that gives the holder the right, but not the obligation, to buy from an issuer its securities at a certain price before expiration

6. List of Annexes and Attachments

Annex 1:Compliance Contacts and System Access

Annex 1: Compliance Contacts and System Access

Employees can access the Employee Compliance SharePoint site for details of regional Compliance contacts.

Employees are required to use the Employee Compliance Disclosure Systems to submit all details of disclosures that are required under this policy. In the event the system is inaccessible, please raise a ticket.